UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3/A

(Amendment No. 2)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

GLOBAL A&T ELECTRONICS LTD.

(Issuer)

PT UTAC Manufacturing Services Indonesia

UGS America Sales, Inc.

United Test and Assembly Center Ltd.

UTAC Cayman Ltd.

UTAC Group Global Sales Ltd.

UTAC Headquarters Pte. Ltd.

UTAC Holdings Ltd.

UTAC Hong Kong Limited

UTAC Japan Co., Ltd.

UTAC Manufacturing Services Holdings Pte. Ltd.

UTAC Manufacturing Services Limited

UTAC Manufacturing Services Malaysia Sdn Bhd

UTAC Manufacturing Services Pte. Ltd.

UTAC Manufacturing Services Singapore Pte. Ltd.

UTAC (Taiwan) Corporation

UTAC Thai Holdings Limited

UTAC Thai Limited

(Guarantors)

(Name of Applicants)

22 ANG MO KIO INDUSTRIAL PARK 2,

SINGAPORE 569506

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
8.50% SENIOR SECURED NOTES DUE 2023	$665 million aggregate principal amount

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Plan (as defined herein).

Name and registered address of agent for service:	With a copy to:
c/o CT Corporation Systems 111 Eighth Avenue New York, NY 10011	Robert Goedert Kirkland & Ellis LLP Chicago, Illinois 60654 (312) 862-2000

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

This Amendment to Form T-3 amends and restates the Application for Qualification of Indentures under the Trust Indenture Act on Form T-3 (File No. 022-29051) originally filed with the Securities and Exchange Commission on November 21, 2017 (as amended, the “Original Form T-3”) and (i) adds additional guarantors as applicants hereunder, (ii) attaches certain exhibits previously omitted from the Form T-3 and (iii) updates certain itemized information to the Form T-3.

Except as otherwise set forth herein, the information disclosed in the Original Form T-3 (including the exhibits filed therewith) remains unchanged.

GENERAL

1.	General Information.

Global A&T Electronics Ltd. (the “Company”) is a Cayman Islands exempt company with limited liability established in 2007. The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization or incorporation and jurisdictions of formation.

Guarantor	Form	Jurisdiction
PT UTAC Manufacturing Services Indonesia	Limited liability company	Indonesia
UGS America Sales, Inc.	Corporation	California
United Test and Assembly Center Ltd.	Public limited company	Singapore
UTAC Cayman Ltd.	Exempt company with limited liability	Cayman Islands
UTAC Group Global Sales Ltd.	Exempt company with limited liability	Cayman Islands
UTAC Headquarters Pte. Ltd.	Private limited company	Singapore
UTAC Holdings Ltd.	Public limited company	Singapore
UTAC Hong Kong Limited	Private limited company	Hong Kong
UTAC Japan Co., Ltd.	Stock corporation	Japan
UTAC Manufacturing Services Holdings Pte. Ltd.	Private limited company	Singapore
UTAC Manufacturing Services Limited	Private limited company	Hong Kong
UTAC Manufacturing Services Malaysia Sdn Bhd*	Private limited company	Malaysia
UTAC Manufacturing Services Pte. Ltd.	Private limited company	Singapore
UTAC Manufacturing Services Singapore Pte. Ltd.	Private limited company	Singapore
UTAC (Taiwan) Corporation	Corporation	Taiwan
UTAC Thai Holdings Limited*	Private limited company	Thailand
UTAC Thai Limited*	Private limited company	Thailand

*	These entities will not be guarantors of the New Secured Notes at closing, but such entities are expected to become guarantors of the New Secured Notes in accordance with the terms and conditions set forth in the Indenture.

2.	Securities Act Exemption Applicable.

Pursuant to the terms of the Joint Chapter 11 Plan of Reorganization (the “Plan”) of the Company and its debtor affiliates under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), the Company will issue under the indenture to be qualified hereby (the “Indenture”), to holders of the Company’s 10.0% Senior Secured Notes due 2019 (the “Existing Notes”) $665 million aggregate principal amount of the Company’s new 8.50% Senior Secured Notes due 2023 (the “New Secured Notes”).

The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Effective Date”).

The issuance of the New Secured Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the issuance of the New Secured Notes to the holders of the indebtedness held by the holders of Existing Notes will satisfy the aforementioned requirements, except to the extent such holders may be deemed to be “underwriters” within the meaning of Section 1145(b) of the Bankruptcy Code. To the extent Section 1145(a)(1) of the Bankruptcy Code is not available, the Company intends to rely on the exemption provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering.

AFFILIATIONS

3.	Affiliates.

The diagram filed herewith as Exhibit T3H indicates the relationship of the Applicants to each of their affiliates as of the date of this Application. All of the entities appearing therein are expected to exist as of the consummation of the Plan in the ownership structure shown therein. Additional entities may be formed in connection with the consummation of the Plan or thereafter.

As of the date hereof, 100% of the equity interests of UTAC Holdings Ltd. (“UTAC” or “Holdings”), the Company’s direct parent, are held by Global A&T Holdings (“GATH”). Upon consummation of the plan, it is expected that GATH will be dissolved and: (i) each holder of Existing Notes issued in September 2013 shall receive its pro rata share of 31% of the equity interests of UTAC and (ii) the remaining 69% of the equity interests of UTAC will be held by affiliates of TPG Capital LP (“TPG”) and Affinity Equity Partners Ltd. (“Affinity”).

Certain directors and officers of the Applicant may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their anticipated holdings of voting securities of the Applicant. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant as of the date of this Application. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o Global A&T Electronics Ltd., 22 Ang Mo Kio Industrial Park 2, Singapore 569506.

The Company

The directors and executive officers of the Company are the following individuals.

Name	Office
Scott Yue Chen	Director
Dominic Picone	Director
Tang Kok Yew	Director
Tong Poh Tay	Director
Eugene Irwin Davis	Independent Director

The Guarantors

The directors and executive officers of PT UTAC Manufacturing Services Indonesia are the following individuals.

Name	Office
Frank Robert Myers	President Director
Weera Saereesithiptak	Director
Shawn Lindsay Kelly	President Commissioner

The directors and executive officers of UGS America Sales, Inc. are the following individuals.

Name	Office
William John Nelson	Director
Shawn Lindsay Kelly	Director
Jeffrey Robert Osmun	Director
Michael Edward Foreman	Director and Company Secretary

The directors and executive officers of United Test and Assembly Center Ltd. are the following individuals.

Name	Office
Dr. William John Nelson	Director
Michael Edward Foreman	Director
Shawn Lindsay Kelly	Director
Wong Hsiao Yun, Janice	Secretary

The directors and executive officers of UTAC Cayman Ltd. are the following individuals.

Name	Office
Shawn Lindsay Kelly	Director
Michael Edward Foreman	Director

The directors and executive officers of UTAC Group Global Sales Ltd. are the following individuals.

Name	Office
Dr. William John Nelson	Director
Jeffrey Robert Osmun	Director

The directors and executive officers of UTAC Headquarters Pte. Ltd. are the following individuals.

Name	Office
Dr. William John Nelson	Director
Jeff Osmun	Director
Shawn Lindsay Kelly	Director
Michael Edward Foreman	Director
Lee Ming Jason	Secretary

The directors and executive officers of UTAC Holdings Ltd. are the following individuals.

Name	Office
Tang Kok Yew	Director
Tay Tong Poh	Director
Dominic John Picone	Director
Mok Weng Sun	Director
Chuen Fah Alain Ahkong	Independent Director
Lee Wei Sheng	Director
Scott Yue Chen	Director
Dr. William John Nelson	Director
Wong Kok Hoe	Independent Director
Donald Andrew Colvin	Independent Director
Wong Hsiao Yun, Janice	Secretary
Dr. William John Nelson	Group President and Chief Executive Officer
Shawn Lindsay Kelly	Chief Financial Officer
Asif R. Chowdhury	Senior Vice President of Product Line and Marketing
Jeffrey R. Osmun	Senior Vice President of Worldwide Sales
Frank R. Myers	Senior Vice President of Operations

The directors and executive officers of UTAC Hong Kong Limited are the following individuals.

Name	Office
Dr. William John Nelson	Director
Michael Edward Foreman	Director
Shawn Lindsay Kelly	Director
M/s Stephenson Harwood	Secretary

The directors and executive officers of UTAC Japan Co., Ltd. are the following individuals.

Name	Office
Ken Shibata	Director
Frank Robert Myers	Director
K Thiveanathan	Director

The directors and executive officers of UTAC Manufacturing Services Holdings Pte. Ltd. are the following individuals.

Name	Office
Dr. William John Nelson	Director
Michael Edward Foreman	Director
Shawn Lindsay Keely	Director
Lee Ming Jason	Secretary

The directors and executive officers of UTAC Manufacturing Services Limited are the following individuals.

Name	Office
Frank Robert Myers	Director
Michael Edward Foreman	Director
Shawn Lindsay Kelly	Director

The directors and executive officers of UTAC Manufacturing Services Pte. Ltd. are the following individuals.

Name	Office
Dr. William John Nelson	Director
Michael Edward Foreman	Director
Shawn Lindsay Kelly	Director
Lee Ming Jason	Secretary

The directors and executive officers of UTAC Manufacturing Services Singapore Pte Ltd are the following individuals.

Name	Office
Frank Robert Myers	Director
Michael Edward Foreman	Director
Shawn Lindsay Kelly	Director
Lee Ming Jason	Secretary

The directors and executive officers of UTAC (Taiwan) Corporation are the following individuals.

Name	Office
Dr. William John Nelson	Director
Michael Edward Foreman	Director
Tan Hai Chuan	Director
Wen Kuo Chen	Manager
Shawn Lindsay Kelly	Audit Supervisor

The directors and executive officers of UTAC Thai Holdings Limited are the following individuals.

Name	Office
Dr. William John Nelson	Director
Michael Edward Foreman	Director
Shawn Lindsay Kelly	Director
Boonchai Jongjitaree	Director
Thanarkhom Chavasiri	Director

The directors and executive officers of UTAC Thai Limited are the following individuals.

Name	Office
Dr. William John Nelson	Director
Michael Edward Foreman	Director
Shawn Lindsay Kelly	Director
Boonchai Jongjitaree	Director
Thanarkhom Chavasiri	Director

5.	Principal Owners of Voting Securities.

(a) The following tables set forth certain information regarding each person known to the Company to own 10 percent or more of the voting securities of the Applicants as of the date of this Application.

The Company

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
UTAC Holdings Ltd.(1)	Ordinary Shares	200	100%

(1)	As of the date of this Application, the issued share capital of UTAC was approximately $510,884,335 million comprising 800,000,000 ordinary shares held by GATH, the direct parent of UTAC and the ultimate parent entity of the Company. As of the date of this Application, GATH is the sole shareholder of UTAC. Jade Electronics Holdings (“Jade”) has a direct interest in 47.71% of the voting shares in GATH. Jade is an investment holding company directly owned by Affinity Asia Pacific Fund III L.P., Affinity Asia Pacific Fund III (No. 2) L.P., and Keystone Investment III L.P. Newbridge Asia Unicorn, L.P. and TPG Asia Unicorn, L.P., affiliates of TPG, hold an interest of 20.44% and 27.27%, respectively in GATH. The remaining approximately 4.58% of the ordinary shares of GATH are held by individual shareholders, including certain executive officers of UTAC.

Upon consummation of the Plan, all of the Company’s ordinary shares are expected to be held by UTAC. At the Effective Date, it is expected that: (i) each holder of Existing Notes issued in September 2013 shall receive its pro rata share of 31% of the equity interests of UTAC and (ii) the remaining 69% of the equity interests of UTAC will be held by TPG and Affinity.

The Guarantors

Guarantor Name	Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
PT UTAC Manufacturing Services Indonesia	Jl. Maligi I Lot.A1-4, Kawasan Industri KIIC Sukaluyu, Teluk Jambe Timur, Karawang 41361, Jawa Barat, Indonesia	Ordinary Shares	2599	99.80%

UGS America Sales, Inc.	UTAC Global Group Sales Ltd. P.O Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	Common Stock	10,000	100%

United Test and Assembly Center Ltd.	Global A&T Electronics Ltd. P.O Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	Ordinary Shares	1,331,340,261	85.856%

United Test and Assembly Center Ltd.	UTAC Thai Holdings Limited 237 Lasalle Road Bangna Sub-district, Bangna District, Bangkok, Thailand	Ordinary Shares	219,341,749	14.144%

UTAC Cayman Ltd.	UTAC Hong Kong Limited 18/F United Centre 95 Queensway Hong Kong	Ordinary Shares	2	100%

UTAC Group Global Sales Ltd.	P.O Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	Ordinary Shares	2	100%

UTAC Headquarters Pte. Ltd.	Global A&T Electronics Ltd. P.O Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	Ordinary Shares	38,008,002	100%

UTAC Holdings Ltd.	Global A&T Holdings Ltd. P.O Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	Ordinary Shares	800,000,000	100%

UTAC Hong Kong Limited	Global A&T Electronics Ltd. P.O Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	Ordinary Shares	1035	100%

UTAC Japan Co., Ltd.	T#422, 4F, Bldg #6, KRP, 93 Chudoji Awata-cho, Shimogyo-ku, Kyoto, Japan 600-8815	Ordinary Shares	1	100%

UTAC Manufacturing Services Holdings Pte. Ltd.	UTAC Holdings Ltd. 22 Ang Mo Kio Industrial Park 2 Singapore 560506	Ordinary Shares	11,000,000	100%

UTAC Manufacturing Services Limited	18/F United Centre 95 Queensway Hong Kong	Ordinary Shares	10,935,000	100%

UTAC Manufacturing Services Malaysia Sdn Bhd	Lot 26 & 27 Batu Berendam FTZ III, 75350 Melaka	Ordinary Shares	77,000,000	100%

UTAC Manufacturing Services Pte. Ltd.	22 Ang Mo Kio Industrial Park 2 Singapore 569506	Ordinary Shares	10,995,000	100%

UTAC Manufacturing Services Singapore Pte Ltd	22 Ang Mo Kio Industrial Park 2 Singapore 569506	Ordinary Shares	45,068,001	100%

UTAC (Taiwan) Corporation	United Test and Assembly Center Ltd. 22 Ang Mo Kio Industrial Park 2 Singapore 560506	Ordinary Shares	32,669,784	100%

UTAC Manufacturing Services Pte. Ltd.	22 Ang Mo Kio Industrial Park 2 Singapore 569506	Ordinary Shares	10,995,000	100%

UTAC Thai Holdings Limited	UTAC Hong Kong Limited 18/F United Centre 95 Queensway Hong Kong	Ordinary Shares	201,501,679	99.99%

UTAC Thai Limited	UTAC Thai Holdings Limited 237 Lasalle Road Bangna Sub-district, Bangna District, Bangkok, Thailand	Ordinary Shares	299, 783,545	97.3%

UNDERWRITERS

6.	Underwriters.

(a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this application.

(b) There is no proposed principal underwriter for the New Secured Notes that are to be issued in connection with the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7.	Capitalization.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of the date of this Application.

The Company

(i) Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	50,000	200
Existing Notes(1)	$1,127,300,000	$1,127,300,00

(1)	The Existing Notes are guaranteed by certain of the Guarantors; such notes will be cancelled and discharged pursuant to the Plan. It is expected that, upon consummation of the Plan, the New Secured Notes will be guaranteed by the Guarantors.

The Guarantors

Company Name	Title of Class	Amount Authorized	Amount Outstanding
PT UTAC Manufacturing Services Indonesia	Ordinary Shares	2600	2600
UGS America Sales, Inc.	Common Stock	1,000,000	10,000
United Test and Assembly Center Ltd.	Ordinary Shares	N/A	1,331,340,261
United Test and Assembly Center Ltd.	Ordinary Shares	N/A	219,341,749
UTAC Cayman Ltd.	Ordinary Shares	$500,000	2
UTAC Group Global Sales Ltd.	Ordinary Shares	50,000	2
UTAC Headquarters Pte. Ltd.	Ordinary Shares	N/A	38,008,002
UTAC Holdings Ltd.	Ordinary Shares	N/A	510,884,335
UTAC Hong Kong Limited	Ordinary Shares	N/A	HK$1035
UTAC Manufacturing Services Limited	Ordinary Shares	N/A	10,935,000
UTAC Manufacturing Services Holdings Pte. Ltd.	Ordinary Shares	N/A	11,000,000
UTAC Manufacturing Services Malaysia Sdn Bhd	Ordinary Shares	N/A	77,000,000
UTAC Manufacturing Services Pte. Ltd.	Ordinary Shares	N/A	10,995,000
UTAC Manufacturing Services Singapore Pte. Ltd.	Ordinary Shares	N/A	45,068,001
UTAC (Taiwan) Corporation	Ordinary Shares	NT$5,272,000,000	NT$310,397,840
UTAC Thai Holdings Limited	Ordinary Shares	N/A	THB2,015,016,820
UTAC Thai Limited	Ordinary Shares	N/A	THB2,998,425,380

(b) The ordinary shares issued by each of the Applicants entitles each holder to one vote per share on all matters to be voted upon by shareholders.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The New Secured Notes will be subject to the new Indenture to be entered into among the Company, the Guarantors and the trustee named therein (the “Trustee”). The following is a general description of certain provisions expected to be included in the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed as Exhibit T3C herewith. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the Indenture: (1) the failure to pay interest or withholdings or deductions required to be paid pursuant to applicable law on any New Secured Notes when the same becomes due and payable and the default continues for a period of 30 days; (2) the failure to pay the principal on any New Secured Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise; (3) failure by the Issuer, Holdings, or any Subsidiary Guarantor to comply with its obligations under the merger, consolidation or sale of all or substantially all assets covenant of the Indenture; (4) failure by the Issuer, Holdings or any of its Subsidiaries for 30 days after the Issuer receives notice from the Trustee or from Holders of at least 25.0% in outstanding aggregate principal amount of any New Secured Notes to comply with any of the covenants under Article IV of the Indenture, except as provided in the Indenture; (5) a default in the observance or performance of any other covenant or agreement contained in the Indenture and such default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25.0% of the then outstanding principal amount of all New Secured Notes issued under the Indenture; (6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by Holdings or any of its restricted subsidiaries (or the payment of which is guaranteed by Holdings or any of its restricted subsidiaries) other than indebtedness owed to Holdings or a restricted subsidiary whether such indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default is caused by a payment default or results in the acceleration of such indebtedness and, in each case, the aggregate principal amount of such indebtedness exceeds an amount to be determined; (7) one or more judgments in an aggregate amount in excess of an amount to be determined shall have been rendered against the Company, Holdings or any of its restricted subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable (other than any judgments as to which, and only to the extent, a reputable insurance company has acknowledged coverage of such judgments in writing); (8) the guarantee of Holdings or any significant subsidiary or any group of restricted subsidiaries that, taken as a whole, would constitute a significant subsidiary, of the Holdings shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a significant subsidiary of the Holdings, as the case may be, denies that it has any further liability under its guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such guarantee in accordance with the Indenture; (9) the security interest purported to be created under any security document governing the collateral securing the New Secured Notes in favor of the Trustee and the holders of the New Secured Notes, at any time ceases to be in full force and effect and to constitute a valid and perfected lien; (10) certain adverse bankruptcy events; or (11) failure by any restricted subsidiary (x) that is a guarantor or that becomes a guarantor of obligations in respect of loans under an ABL Facility to execute and deliver to the Trustee after it has become such a guarantor, a guarantee with respect to the New Secured Notes or (y) to grant a liens with scope and priority as contemplated by the Indenture and the security documents over its assets or undertakings in favor of the Trustee and the holders of the New Secured Notes after it has granted a security interest over such assets or undertakings to secure obligations under loans of any ABL Facility.

If an Event of Default (other than an Event of Default specified in clause (10) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25.0% in principal amount of the then outstanding New Secured Notes issued under the Indenture may declare the principal of, premium, if any, and accrued and unpaid interest and premium, if any, on all the New Secured Notes issued under the Indenture to be due and payable immediately.

If a Default occurs and is continuing and if it is actually known to the Trustee, the Trustee shall mail to Holders of New Secured Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in payment of principal, premium, if any, or interest, if any, on any New Secured Note, the Trustee may withhold from the Holders notice of any continuing Default if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders of the New Secured Notes.

(b) Authentication and Delivery of New Secured Notes; Application of Proceeds.

The New Secured Notes shall be executed on behalf of the Company by at least one officer of the Company. The Trustee shall authenticate the initial amount of the New Secured Notes upon a written order of the Company signed by an officer for original issue. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Secured Notes. No New Secured Notes will be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of the Trustee

The New Secured Notes shall be issuable in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof.

The Company will not receive any proceeds from the issuance of the New Secured Notes pursuant to the Plan.

(c) Release of Collateral.

Subject to any intercreditor agreement entered into in accordance with the Indenture, collateral may be released from the lien and security interest created by the security documents with respect to the New Secured Notes at any time or from time to time in accordance with the provisions of thereof or as provided in the Indenture, including upon full and final payment of the New Secured Notes, sales or other dispositions of assets in compliance with the covenant entitled “Asset Sales”, upon legal or covenant defeasance, upon release of any Guarantor from its guarantee (with respect to the Guarantor’s assets securing such guarantee), and as provided in any intercreditor agreement entered into in accordance with the Indenture.

(d) Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all New Secured Notes as to all Notes (other than certain rights of the Trustee and the Issuer’s obligations in connection therewith) when

(1) either:

(a)	all the New Secured Notes theretofore authenticated and delivered (except lost, stolen or destroyed New Secured Notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)	all New Secured Notes not heretofore delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Company, Holdings or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the New Secured Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the applicable New Secured Notes not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(2) other than that resulting from borrowing funds to be applied to make the deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith, no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company, Holdings or any Subsidiary Guarantor is a party or by which the Company, Holdings or any Subsidiary Guarantor is bound;

(3) the Company or any Guarantor has paid all other sums payable under the Indenture by the Company; and

(4) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within 110 days after the end of each fiscal year ending after the date of this Indenture, an Officer’s Certificate stating that a review of the activities of Holdings and its restricted subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer of the Company with a view to determining whether Holdings and its restricted subsidiaries have kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge Holdings and its restricted subsidiaries have kept, observed, performed and fulfilled each and every condition and covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions, covenants and conditions of the Indenture (or, if a default or event of default shall have occurred, describing all such defaults or events of default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).

When any default or event of default has occurred and is continuing under the Indenture, or if the Trustee or the holder of any other evidence of indebtedness of the Company or any subsidiary gives any notice or takes any other action with respect to a claimed default or event of default, the Company shall promptly (which shall be no more than five (5) business days after becoming aware of such default or event of default) deliver to the Trustee by registered or certified mail or by facsimile transmission an Officer’s Certificate specifying such event and what action the Issuer proposes to take with respect thereto.

9.	Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Secured Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)	Pages numbered 1 to 11, consecutively.

(b)	The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.

(c)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1*	Memorandum and Articles of Association of Global A&T Electronics Ltd.

Exhibit T3A.2*	Memorandum and Articles of Association of United Test and Assembly Center Ltd.

Exhibit T3A.3*	Memorandum and Articles of Association of UTAC Headquarters Pte. Ltd.

Exhibit T3A.4*	Memorandum and Articles of Association of UTAC Holdings Ltd.

Exhibit T3A.5*	Memorandum and Articles of Association of UTAC Hong Kong Limited

Exhibit T3A.6*	Memorandum and Articles of Association of UTAC Manufacturing Services Holdings Pte. Ltd.

Exhibit T3A.7*	Articles of Incorporation of UTAC (Taiwan) Corporation

Exhibit T3A.8*	Memorandum of Association of UTAC Thai Holdings Limited

Exhibit T3A.9*	Memorandum of Association of UTAC Thai Limited

Exhibit T3A.10*	Articles of Association of PT UTAC Manufacturing Services Indonesia

Exhibit T3A.11*	Memorandum and Articles of Association of UCD Cayman Ltd.

Exhibit T3A.12*	Memorandum and Articles of Association of UTAC Group Global Sales Ltd.

Exhibit T3A.13*	Articles of Incorporation of UTAC Japan Co., Ltd.

Exhibit T3A.14*	Memorandum and Articles of Association of UTAC Manufacturing Services Limited

Exhibit T3A.15*	Memorandum and Articles of Association of UTAC Manufacturing Services Malaysia Sdn Bhd

Exhibit T3A.16*	Memorandum and Articles of Association of UTAC Manufacturing Services Pte. Ltd.

Exhibit T3A.17*	Memorandum and Articles of Association of UTAC Manufacturing Services Singapore Pte. Ltd.

Exhibit T3A.18	Articles of Incorporation of UGS America Sales, Inc.

Exhibit T3B.1*	Articles of Association of UTAC Thai Holdings Limited

Exhibit T3B.2*	Articles of Association of UTAC Thai Limited

Exhibit T3B.3	Bylaws of UGS America Sales, Inc.

Exhibit T3C	Form of Indenture Governing the Notes

Exhibit T3D	Not applicable

Exhibit T3E*	Disclosure Statement relating to Joint Chapter 11 Plan of Reorganization of Global A&T Holdings Ltd. and its Affiliated Debtors dated as of November 20, 2017

Exhibit T3F	Cross-reference sheet (included in Exhibit T3C)

Exhibit T3G	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this Form T-3

Exhibit T3H*	Structure Chart

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, Global A&T Electronics Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Singapore on January 3, 2018.

(SEAL)		GLOBAL A&T ELECTRONICS LTD.

Attest:	/s/ Lee Ming Jason	By:	/s/ Dr. William John Nelson
Name:	Lee Ming Jason	Name:	Dr. William John Nelson
		Title:	Authorized Signatory

Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantors have duly caused this Application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Singapore on January 3, 2018.

(SEAL)		PT UTAC MANUFACTURING SERVICES INDONESIA
UGS AMERICA SALES, INC.
Attest:	/s/ Lee Ming Jason	UNITED TEST AND ASSEMBLY CENTER LTD.
Name:	Lee Ming Jason	UTAC CAYMAN LTD.
UTAC GROUP GLOBAL SALES LTD.
UTAC HEADQUARTERS PTE. LTD.
UTAC HOLDINGS LTD.
UTAC HONG KONG LIMITED
UTAC JAPAN CO., LTD.
UTAC MANUFACTURING SERVICES HOLDINGS PTE. LTD.
UTAC MANUFACTURING SERVICES LIMITED
UTAC MANUFACTURING SERVICES PTE. LTD.
UTAC (TAIWAN) CORPORATION
UTAC THAI HOLDINGS LIMITED
UTAC THAI LIMITED
UTAC MANUFACTURING SERVICES MALAYSIA SDN BHD
UTAC MANUFACTURING SERVICES SINGAPORE PTE. LTD.

		By:	/s/ Dr. William John Nelson
		Name:	Dr. William John Nelson
		Title:	Authorized Signatory